Articles of Association

of

Anhui Allied United Mushroom Co., Ltd.

Chapter 1 General Provisions

Article 1 In order to adapt to the requirements of the socialist market economy and develop productivity, in accordance with the provisions of the Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”) and other relevant laws and administrative regulations, Funan Allied United Farmer Products Co., Ltd. as one member established with capital investment Anhui Allied United Mushroom Co., Ltd. (hereinafter referred to as the “Company”) has specially formulated this Articles of Association.

Article 2 If any of the provisions in this Articles of Association are inconsistent with laws, regulations and rules, the provisions of laws, regulations and rules shall prevail.

Chapter 2 Company Name and Address

Article 3 Company Name: Anhui Allied United Mushroom Co., Ltd.

Article 4 Company address: South side of Yunhe East Road, Funan County Economic Development Zone, Fuyang City, Anhui Province.

Chapter 3 Company Business Scope

Article 5 The Company’s business scope: research, culture, packing and processing of mushroom (except one that need production permit certificate); manufacture of canned food, self-operating and agency on import and export of products and technologies. (Projects that require approval according to law can only be carried out on business activities after approval by relevant departments)

Chapter 4 The Registered Capital of Company、the Name of the Shareholder、the Method of
Investment, the Amount of Investment, and the Time of Investment

Article 6 The registered capital of the Company (subscribed): 20 million yuan RMB.

Article 7 The name of the shareholder, the amount of capital contribution subscribed and the amount actually paid after the subscription, the capital contribution time and investment methods are as follows:

(1)   Name of shareholder: Funan Allied United Farmer Products Co., Ltd.

(2)   Capital contribution subscribed by shareholder: 20 million RMB.

(3)   Actual capital contribution from shareholder: 20 million RMB: The deadline for shareholders to make actual contributions is before February 22, 2038.

(4)   The investment method is as follows: Currency 0 yuan, accounting for 0%; Non-monetary 20 million RMB, accounting for 100%

(5)   Shareholder shall pay in full and on time the amount of capital contributions stipulated in the Company’s articles of association.

(6) A shareholder who abuses the Company’s independent status as a legal person and the limited liability of shareholders to evade debts and seriously damages the interests of the Company’s creditors shall bear joint and several liability for the Company’s debts.

(7) The Company shall disclose the amount of capital contribution subscribed by shareholder, the method of capital contribution, the period of capital contribution and the payment status on the corporate credit information disclosure system in accordance with the law and within the prescribed time limit.

Chapter 5: The Organization of the Company, its Formation Methods, Powers, and Rules of Communication

Article 8 The Company does not establish a shareholder committee, and shareholder shall exercise the following powers:

(1) Determine the Company’s business operating policy and equity plan

(2) Decide or replace supervisory director

(3) Determine the compensation of the Company’s senior manager and employee salary;

(4) Review and approve the Company’s annual financial budget plan and final actual execution plan;

(5) Review and approve the Company’s profit distribution plan and loss replenishing plan;

(6) Make a resolution to increase or decrease the Company’s registered capital;

(7) Make decisions on the hiring and dismissal of accounting firms;

(8) Make resolutions on Company merger, division, dissolution, liquidation or change of Company formation;

(9) Modify the Company’s articles of association:

(10) Other powers.

Article 9 The shareholder is the executive director of the Company.

Article 10 The Company shall have one supervisory director. The term of a supervisory director shall be three years. Upon the expiration of the term, the supervisory director may be re-elected.

Supervisory director shall exercise the following powers:

(1) Check the Company’s finances;

(2) Supervise the behavior of executive directors and senior managers;

(3) Require the executive directors and senior managers to make corrections when the actions of executive directors and senior managers damage the interests of the Company;

(4) Initiate lawsuits against executive directors and senior managers in accordance with Article 151 of the Company Law.

Article 11 The Company shall have a manager, whose appointment or dismissal shall be decided by the executive director. The manager reports to the executive director and exercises the following powers:

(1)   Preside over the Company’s production, operation and management work, and organize the implementation of executive directors’ decisions;

(2)   Organize and implement the Company’s annual business plan and investment plan;

(3)   Formulate a plan for the establishment of the Company’s internal management organization;

(4)   Formulate the Company’s basic management system:

(5)   Formulate the Company’s specific regulations;

(6)   Propose the appointment or dismissal of the Company’s deputy manager and financial director;

(7)   Decide to appoint or dismiss responsible management personnel except those who are appointed or dismissed by the executive director;

(8)   Other powers granted by the executive director.

Article 12 Company employees shall form a trade union in accordance with the Trade Union Law of the People’s Republic of China, carry out trade union activities, and safeguard the legitimate rights and interests of employees. The Company shall provide necessary activity conditions for the Company’s trade union.

The Company’s trade union represents employees’ labor remuneration, working hours, benefits, insurance, labor safety and health and other matters and signs a collective contract with the Company in accordance with the law.

Article 13 In the Company, in accordance with the provisions of the Constitution of the Communist Party of China, an organization of the Communist Party of China shall be established to carry out party activities. Companies should provide necessary conditions for the activities of party organizations.

Chapter 6 Legal Representative of the Company

Article 14 The executive director is the legal representative of the Company.

Chapter 7 Other Matters Deemed necessary by Shareholder

Article 15 The Company’s business period is 20 years, calculated from the date when the Company’s “Enterprise Legal Person Business License” is issued.

Article 16 If any of the following circumstances occurs, the Company’s liquidation team shall apply to the original Company registration authority for dissolution within 30 days from the date of completion of the Company’s liquidation:

(1)   The Company was declared bankrupt according to law

(2)   The business period stipulated in the Company’s articles of association expires or other reasons for dissolution stipulated in the Company’s articles of association occur, except where the Company continues to exist by amending the Company’s articles of association;

(3) Shareholders decide to dissolve;

(4) The business license has been revoked, ordered to close, or revoked in accordance with the law;

(5) The People’s Court shall order to be dissolved in accordance with the law;

(6) Other dissolution situations stipulated by laws and administrative regulations.

Chapter 8 Supplementary Provisions

Article 17 Company registration matters shall be subject to the approval of the Company registration authority

Article 18 This Article of Association shall be made in triplicate and one copy shall be submitted to the Company registration authority

Shareholder signature in person (Seal)

Anhui Allied United Mushroom Co., Ltd.

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